Exhibit 99.2

VEREN INC. Security Class Holder Account Number Form of Proxy - Special Meeting to be held on Tuesday, May 6, 2025 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and return your proxy by mail or by internet at www.investorvote.com. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the meeting is routine and whether or not the amendment, variation or other matter that comes before the meeting is contested. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Mountain Daylight Time, on Friday, May 2, 2025 (or 48 hours before any adjournment or postponement of the meeting). VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Call the number listed BELOW from a touch tone telephone. 1 - 866 - 732 - VOTE (8683) Toll Free To Vote Using the Telephone To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER ------ - Fold ------ - Fold

Appointment of Proxyholder

I/We being holder(s) of securities of Veren Inc. (the "Corporation") hereby appoint: Craig Bryksa, President and Chief Executive Officer of the Corporation, or failing this person, Ken Lamont, Chief Financial Officer of the Corporation (the "**Management Nominees**")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to https://www.computershare.com/Veren and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Corporation to be held online at https://meetnow.global/MZVV6YX on May 6, 2025 at 10:00 am (Mountain Daylight Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Approval of Business Combination** A special resolution, the full text of which is set forth in Appendix A to the joint management information circular dated March 28, 2025 (the "**Information Circular**") of Whitecap Resources Inc. ("**Whitecap**") and Veren Inc. ("**Veren**"), approving the business combination between Whitecap and Veren to be completed by way of an arrangement of Veren pursuant to a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular.	☐	☐

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

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